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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VERITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. MANGUM STREET, SUITE 550
(No. and Street)

DURHAM	NC	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AMY SIMONSON (919) 354-3061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, TILLERY & ROBERTS, LLP
(Name – *if individual, state last, first, middle name*)

3605 GLENWOOD AVE., SUITE 350	RALEIGH	NC	27612
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AMY L. SIMONSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VERITY INVESTMENTS, INC., as of FEBRUARY 26, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPHINE MBUTHA
Notary Public
Durham Co., North Carolina
My Commission Expires April 5, 2020

Signature

VP Finance · Operations
Title

Josephine Mbutha
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2019 and
December 31, 2018

VERITY INVESTMENTS, INC.
Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") as of December 31, 2019 and 2018, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in Schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2016.

Raleigh, North Carolina
February 27, 2020

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2019 and December 31, 2018

	2019	2018
ASSETS		
Current assets:		
Cash and cash equivalents	$ 101,187	$ 98,433
Receivables	16,119	13,948
Prepaid expenses	5,852	10,147
Due from affiliate	4,372	-
Other current assets	-	-
Total assets	$ 127,530	$ 122,528
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ 8,000	$ 9,000
Commissions payable	9,253	5,203
Other payable	-	-
Income taxes payable	975	2,613
Total liabilities	18,228	16,816
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and oustanding	35,000	35,000
Retained earnings	74,302	70,712
	109,302	105,712
Total liabilities and stockholder's equity	$ 127,530	$ 122,528

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF INCOME
For the Years Ended December 31, 2019 and December 31, 2018

	2019	2018
Revenues:		
Brokerage commissions	$ 33,586	$ 25,104
12b-1 distribution fees	112,809	97,312
Municipal income	7	46
Other income	51	51
Total revenues	146,453	122,513
Expenses:		
Commission expense	70,883	60,764
Management fee	41,200	31,200
Professional fees	8,750	8,570
Dues and subsrcriptions	1,215	3,506
Outside services	1,119	480
Insurance	1,307	1,128
Licenses expense	17,173	5,369
Miscellaneous expense	241	611
Total expenses	141,888	111,628
Income before income taxes	4,565	10,885
Less: current provision for income taxes	975	2,613
Net income	$ 3,590	$ 8,272

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.

(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and December 31, 2018

	2019	2018
Cash flows from operating activities:		
Net income	$ 3,590	$ 8,272
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
Cash flows from changes in:		
Receivables	(2,171)	5,235
Prepaid assets	4,295	(3,703)
Due to affiliate	(4,372)	600
Other current assets	-	395
Accrued expenses	(1,000)	-
Commissions payable	4,050	(1,239)
Other current liabilities	-	(227)
Income taxes payable	(1,638)	2,613
Net cash provided by (used in) operating activities	2,754	11,946
Net increase (decrease) in cash and cash equivalents	2,754	11,946
Cash and cash equivalents, beginning of year	98,433	86,487
Cash and cash equivalents, end of year	$ 101,187	$ 98,433
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.

(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2019 and December 31, 2018

	Common Stock	Retained Earnings	Total
Balances at January 1, 2018	$ 35,000	$ 62,440	$ 97,440
Net Income for 2018	-	8,272	8,272
Balances at December 31, 2018	$ 35,000	$ 70,712	$ 105,712
Net Income for 2019	-	3,590	3,590
Balances at December 31, 2019	$ 35,000	$ 74,302	$ 109,302

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and December 31, 2018

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company"). Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred. Commissions earned on trades of securities are recognized as income when the underlying transactions are completed. Other commission and fees are recorded when earned

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate income tax return, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if any, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The current provision for income for December 31, 2019 was $975, including both federal and state income tax expenses.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes.* Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2019 and December 31, 2018, respectively.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2019 and December 31, 2018, respectively. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising costs as they are incurred. There were no advertising expenses for the year ended December 31, 2019 and December 31, 2018, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2019, and December 31, 2018, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent of Verity Investments, Inc., and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition.

Total management fees for the year ended December 31, 2019 and December 31, 2018 were $41,200 and $31,200, respectively. At December 31, 2019, $3,287 was owed from Verity Financial Group, and $1,085 was owed from Verity Asset Management, Inc.

The allocations of the fees paid were as follows:

	2019	2018
To Verity Financial Group, Inc.	$ 3,600	$ 3,600
To Verity Asset Management, Inc.	37,600	27,600
	$ 41,200	$ 31,200

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2019 and December 31, 2018, the Company had excess net capital of $64,362 and $61,829, respectively. The Company's required minimum net capital is $25,000. At December 31, 2019 and December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was .20 to 1 and .19 to 1, respectively.

NOTE 5 – REVENUE RECOGNITION

New Accounting Guidance Implementation
On January 1, 2018 the Company adopted ASU 2014-09 "*Revenue from Contracts with Customers*." This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company applied the five-step method for analysis of its contracts with customers detailed in this ASU to all revenue streams and elected the cumulative effect approach. The implementation of this ASU did not have a material impact on the measurement or recognition of revenue from prior periods.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and service fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Transaction Based Commission Revenue – The Company buys and sells securities on behalf of its customers. Each time the customer enters into a buy transaction, the Company receives a commission. In instances where a contingent deferred sales charge may be imposed, the Company may also receive a contingent deferred commission in some instances where a customer enters into a sell transaction. Commissions are recognized on the trade date of the transaction. The Company believes that the performance obligation is satisfied at a point in time because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Service Fee Income – The Company offers registered investment products to customers and receives service trail compensation paid by the investment company, commonly referred to as 12(b)1 service fees. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Service fees are set as a flat fee against total assets held by a Customer, and may vary across different investment products. Service fees may be paid monthly or quarterly in arrears, and the timing of payments can vary across different investment companies. Service fee revenue is recognized as of the last day of the period covering the service fee calculation.

Disaggregated revenue from contracts with Customers

The following table presents revenue by major source.

Revenue from sale of Investment Company Shares	$	32,968
12(b)1 Service and Distribution Fees		112,809
Other		625
Total Disaggregated Revenue from Contracts with Customers	$	146,402
Interest Income		51
Total Revenue	$	146,453

NOTE 6 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 27, 2020, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.

Schedule 1

(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

Year Ended December 31, 2019

Computation of net capital:		
Total ownership equity from statement of financial condition		$ 109,302
Deductions and/or changes:		
Non-allowable assets:		
Due from affiliate		4,372
Receivables from non-customers		3,144
Portion of broker-dealer receivables greater than commission payable		5,215
CRD deposits		1,357
Prepaid expenses		5,852
		19,940
Net capital		89,362
Computation of basic net capital requirement:		
Minimum net capital required:		
Calculation (6-2/3% of aggregate indebtedness)	$ 1,215	
Company requirement	$ 25,000	
Net capital requirement (greater of the above)		25,000
Excess net capital		$ 64,362
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement		$ 59,362
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition		$ 18,228
Percentage of aggregate indebtedness to net capital		20.40%
Net Capital Reconciliation:		
Net Capital as per the FOCUS Report-Part IIA		$ 89,362

There are no material differences from the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019.

VERITY INVESTMENTS, INC.

Schedule 2

(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
Supplemental Schedule of Computation and Reconciliation
of Net Capital Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2019 and December 31, 2018

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(i) of the Rule.

Schedule 3

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
Supplemental Schedule of Information Relating
to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019 and December 31, 2018

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2019

VERITY
Investments, Inc.

Independent Thinking.
Meaningful Results.

Verity Investments, Inc. – Exemption Report

Verity Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following for the year ended December 31, 2019:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Verity Investments, Inc.
I, Amy L. Simonson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Vice President, Finance & Operations, FINOP, Treasurer
February 27, 2020